UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16263

Marine Products Group, LLC

(as successor in interest to Marine Products Corporation)

(Exact name of registrant as specified in its charter)

100 Cherokee Cove Drive,

Vonore, Tennessee 37885

(423) 884-2221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	Marine Products Corporation merged with and into Titan Merger Sub 2, LLC, a direct wholly owned subsidiary of MasterCraft Boat Holdings, Inc. (“Merger Sub II”) on May 15, 2026, with Merger Sub II surviving such merger as a direct subsidiary of MasterCraft Boat Holdings, Inc. At the effective time of such merger, Merger Sub II was renamed “Marine Products Group, LLC”.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2026

Marine Products Group, LLC
Successor in interest to Marine Products Corporation

By:	/s/ W. Scott Kent
Name: W. Scott Kent
Title: Chief Financial Officer